FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated November 14, 2005, announcing its results for the quarter ended September 30, 2005.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 of Gilat Satellite Networks Ltd. (022-38667), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242), (No. 333-113950) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-113932), (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: November 15, 2005

Gilat Announces Third Quarter 2005 Results

Petah Tikva, Israel, November 14, 2005 – Gilat Satellite Networks Ltd. (NASDAQ: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ending September 30, 2005.

Revenues for the third quarter of 2005 were US$49.0 million, EBITDA (3) of US$4.0 million and net loss was US$(0.9) million or US$(0.04) diluted per share. By comparison, revenues for the third quarter of 2004 were US$64.7 million, EBITDA of US$8.4 million and net loss was US$(0.2) million or US$(0.01) diluted per share.

Revenues for the nine month period ended September 30, 2005 were US$153.4 million, EBITDA of US$13.9 million and net loss was US$(2.5) million or US$(0.11) diluted per share. By comparison, revenues for the nine-month period ended September 30, 2004 were US$179.7 million, EBITDA of US$17.3 million and net loss was US$(8.5) million or US$(0.38) diluted per share.

The Company also announced its decision to include further financial information within its earnings reports. This can be seen in the additional statements provided of cash flow and EBITDA.

Gilat Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “This quarter we shipped approximately 30% more in VSAT units than last quarter. In addition, this is the first quarter that we have shipped more SkyEdge VSATs than Skystar 360E. Some of these shipments are part of transactions that include the provision of bundled equipment, solutions and services, all in line with our corporate strategy of progressing upward on the value chain in project implementation. The consideration underlying some of these agreements is not included in our revenues for this quarter and has increased our backlog.”

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (NASDAQ: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under two business units: (i) Gilat Network Systems (“GNS”), a provider of network systems and associated professional services to service providers and operators and (ii) Spacenet, a provider of managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand and for rural communities through Spacenet Rural Communications.

Gilat was founded in 1987 and has shipped over 550,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and 3 service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Visit Gilat at www.gilat.com

Notes:

1)	Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

2)	The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q3 2005 are unaudited.

3)	Operating loss before depreciation, amortization and exceptional items, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating loss or net loss for the period as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating loss and EBIDTA is presented in the attached summary financial statements.

Gilat Investor Contact:
Tal Payne
Chief Financial Officer
Tel: +972 3 925 2266; E-mail: talp@gilat.com

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +972 3 925 2406; E-mail: shirag@gilat.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2005	2004
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	64,678	75,771
Short-term restricted cash	18,047	14,168
Restricted cash held by trustees	6,533	10,620
Trade receivables (net of allowance for doubtful accounts)	31,299	31,380
Inventories	19,425	23,277
Receivables in respect of capital leases, prepaid expenses
and other accounts receivable	25,083	27,413

Total current assets	165,065	182,629

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	9,000	7,534
Long-term restricted cash held by trustees	17,789	18,994
Severance pay fund	8,345	7,933
Long-term trade receivables, receivables in respect of capital leases
and other receivables, net	27,278	27,728

	62,412	62,189

PROPERTY AND EQUIPMENT, NET	127,722	137,198

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	11,699	9,432

TOTAL ASSETS	366,898	391,448

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	September 30,	December 31,
	2005	2004
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	11,436	4,159
Current maturities of long-term loans	13,664	8,869
Trade payables	19,105	21,245
Accrued expenses	22,646	28,011
Short-term advances from customer held by trustees	14,775	13,500
Other accounts payable	33,462	40,048

Total current liabilities	115,088	115,832

LONG-TERM LIABILITIES:
Accrued severance pay	8,374	8,172
Long-term advances from customer held by trustees	31,119	40,226
Long-term loans, net of current maturities	94,725	108,182
Accrued interest related to restructured debt	13,350	16,793
Other long-term liabilities	17,801	15,951
Excess of losses over investment in affiliates	720	2,102
Convertible subordinated notes	16,333	16,171

Total long-term liabilities	182,422	207,597

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	995	984
Additional paid in capital	719,633	718,096
Accumulated other comprehensive loss	(321)	(2,624)
Accumulated deficit	(650,919)	(648,437)

Total shareholders' equity	69,388	68,019

Total liabilities and shareholders' equity	366,898	391,448

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	153,437	179,697	49,029	64,749
Cost of Revenues	98,554	124,324	30,024	43,576
Write-off of inventories	-	2,000	-	-

Gross profit	54,883	53,373	19,005	21,173

Research and development expenses:
Expenses incurred	13,039	14,048	4,139	4,807
Less - grants	2,586	4,445	326	1,969

	10,453	9,603	3,813	2,838

Selling, marketing, general and administrative expenses	45,193	52,015	15,625	17,475
Impairment of tangible and intangible assets	-	2,161	-	2,161
Gain from derecognition of liability	-	(245)	-	-

Operating loss	(763)	(10,161)	(433)	(1,301)

Financial income (expenses)- net	394	2,839	(60)	1,767
Other income (expenses)	140	(192)	(68)	(192)

Income (loss) before taxes on income	(229)	(7,514)	(561)	274

Taxes on income	2,653	2,696	374	906

Loss after taxes on income	(2,882)	(10,210)	(935)	(632)

Equity in profits of affiliated companies	400	937	-	450
Minority interest in losses of a subsidiary	-	164	-	-

Net loss from continuing operations	(2,482)	(9,109)	(935)	(182)

Gain from cumulative effect of a change
in an accounting principle	-	611	-	-

Net loss	(2,482)	(8,498)	(935)	(182)

Basic net loss per share	(0.11)	(0.38)	(0.04)	(0.01)

Diluted net loss per share	(0.11)	(0.38)	(0.04)	(0.01)

Shares used in basic net loss per share computation	22,401	22,227	22,502	22,230

Shares used in diluted net loss per share computation	22,401	22,227	22,502	22,230

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net loss	(2,482)	(8,498)	(935)	(182)
Adjustments required to reconcile net loss
to net cash used in operating activities:

Depreciation and amortization	14,652	23,537	4,445	7,565
Non cash cumulative effect relating to a subsidiary	-	(198)	-	-

Loss from deconsolidation of subsidiaries	171	192	171	192
Stock compensation relating to option in a subsidiary	-	(763)	-	-
Stock compensation relating to options issued to consultants	338	177	226	(95)

Equity in losses of affiliated companies	(400)	(937)	-	(450)

Accrued severance pay, net	(210)	516	138	104

Interest accrued on short and long-term restricted cash	(384)	(1,448)	(156)	(1,121)
Exchange rate on long-term loans	(846)	(143)	(23)	87
Minority interest in losses of a subsidiary	-	(164)	-	-

Exchange rate on loans to employees	224	-	34	-
Impairment of property and equipment and other tangible assets	-	2,201	-	2,201

Capital loss from disposal of property and equipment	300	-	2	-

Deferred income taxes, net	(249)	1,294	(64)	434

Decrease (increase) in trade receivables	(16)	(569)	(1,334)	1,495
Decrease (increase) in Receivables in respect of capital
leases, prepaid expenses and other accounts receivable
(Including long-term)	4,383	6,722	(671)	622

Decrease (increase) in inventories	414	(3,651)	(840)	1,577
Write-off of inventories	-	2,000	-	-

Increase (decrease) in trade payables	(2,158)	(8,175)	3,041	(5,805)

Increase (decrease) in accrued expenses	(8,696)	(10,943)	(3,828)	1,696
Decrease in other accounts payable and other long-term liabilities	(3,080)	(372)	(2,339)	(26)
Increase (decrease) in advances from customers held in trustees, net	(7,832)	17,359	(3,218)	(1,484)

Net cash provided by (used in) operating activities	(5,871)	18,137	(5,351)	6,810

Cash flows from investing activities:

Purchase of property and equipment	(2,926)	(4,485)	(715)	(659)
Purchase of minority shares of rStar	-	(1,053)	-	-

Deconsolidation of subsidiaries	(181)	2,592	(181)	-
Investment in short-term bank deposits	-	(443)	-	-

Proceeds from short-term bank deposits	-	442	-	442

Disposal of subsidiaries	-	600	-	600
Proceeds from disposal of Fixed Assets	8	-	-	-

Loans to employees - Net	(3,681)	-	46	-

Investment in restricted cash held by trustee	(2,245)	(23,501)	(207)	(1,075)

Proceeds from restricted cash held by trustee	7,921	18,794	811	10,590

Investment in restricted cash	(12,639)	(9,202)	(2,057)	(448)

Investment in other assets	(93)	(44)	(49)	(17)

Proceeds from restricted cash	7,424	8,196	4,600	3,923

Net cash provided by (used in) investing activities	(6,412)	(8,104)	2,248	13,356

Cash flows from financing activities:

Exercise of options, net	1,210	23	371	-

Short-term bank credit, net	7,277	1,137	(8)	(2,486)

Repayments of long-term loans	(7,816)	(2,314)	(5,944)	(1,267)

Net cash provided by (used in) financing activities	671	(1,154)	(5,581)	(3,753)

Effect of exchange rate changes on cash and cash equivalents	519	7	186	34

Increase (decrease) in cash and cash equivalents	(11,093)	8,886	(8,498)	16,447

Cash and cash equivalents at the beginning of the period	75,771	51,781	73,176	44,220

Cash and cash equivalents at the end of the period	64,678	60,667	64,678	60,667

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2005	2004	2005	2004
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(763)	(10,161)	(433)	(1,301)
Less:
Write-off of inventory	-	2,000	-	-
Impairment of tangible and intangible assets	-	2,161	-	2,161
Gain from derecognition of liability	-	(245)	-	-
Deprecation and amortization	14,652	23,537	4,445	7,565

EBITDA	13,889	17,292	4,012	8,425